Exhibit 99.1

ORYX iGaming Platform Powers BetCity.nl in Successful Dutch Market Launch

Bragg Gaming Group company ORYX Gaming expands regulated market reach with launch of platform client BetCity.nl, one of the first ten operators approved by the Netherlands regulator

TORONTO, November 17, 2021 – ORYX Gaming, a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG), launched its platform in the newly regulated Dutch market after going live - on the first day of regulated online casino trading in October - with the highly anticipated BetCity.nl brand under a full turnkey agreement with local operator BetEnt.

BetEnt, the online arm of established Dutch land-based operator Casino City, selected ORYX to provide it with a complete solution including its leading Player Account Management (PAM) iGaming Platform and extensive content library.

BetCity.nl is powered by the ORYX PAM, and offers games from Gamomat, Peter & Sons and ORYX’s own in-house studios, while the ORYX Hub provides an extensive library of 10,000+ aggregated casino games with a full range of content from the industry’s best-known suppliers including NetEnt and Stakelogic.

ORYX’s FUZE™ player engagement platform, which works with every supplier on the ORYX Hub, offers tools such as tournaments with real-time leaderboards, missions, quests, free rounds and an advanced campaign management system.

The ORYX PAM features a comprehensive set of proprietary tools including player and payments management, data services, CRM and promotions, bonuses and rewards, fraud, rules engines, compliance, analytics, reporting and a CMS.

Additionally, ORYX provides its localized managed services, providing BetCity.nl with full management of marketing, AML and payments services.

Casino City is a well-established brand in the Netherlands, having operated land-based casinos in Amsterdam since 1974 and currently managing five properties in the city. The operator has strong partnerships with Dutch sports publishers and anticipates strong cross-sell opportunities from sports betting into online casino as the market develops.

Chris Looney, Chief Commercial Officer at Bragg Gaming said: “We congratulate BetEnt on becoming one of the first of only ten operators to obtain a license in the newly regulated Dutch market and we’re thrilled to be their partner in this journey. Casino City is a renowned name in the land-based casino sector and we look forward to building on our successful market launch with their online brand, BetCity.nl.

“We see great potential in the Dutch online market and we are in an excellent position to provide local operators with proven high-quality products and content.”

Melvin Bostelaar, CEO of BetCity, said: “With ORYX we found a company with high standards and a strong reputation for compliance, player protection and commercial support. The ORYX platform was one of the first to be fully certified in the Netherlands and fulfilled all of our technical requirements.

“The ORYX organisation has the right experience, values and strengths to support our new venture. With this partnership we have been able to go live with a comprehensive and competitive offering, and we look forward to making a positive contribution to the Dutch online gaming market together.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

CSO

Bragg Gaming Group

info@bragg.games

or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquires or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games